UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-23117

Investment Company Act File Number

JPMorgan Trust IV

(exact name of registrant as specified in its charter)

Delaware	NA
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

277 Park Avenue New York, New York	10172
(Address of principal executive offices)	(Zip Code)

(800)480-4111

(Registrant’s telephone number)

PART I

RULE 8b-25

JPMorgan Trust IV (the “Registrant”), on behalf of its series

(each, a “Fund” and collectively, the “Funds”), files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (“1940 Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Form N-PX for the year ended June 30, 2025 be extended from September 2, 2025 to October 31, 2025 as permitted by Rule 8b-25.

Narrative

The Registrant is filing its Form N-PX for the year ended June 30, 2025 within the prescribed time period with the portion of its proxy voting record available as of September 2, 2025. The Registrant is unable to file its Form N-PX for the year ended June 30, 2025 with a complete proxy voting record for certain of the series within the prescribed time period without unreasonable effort or expense because required information for certain votes during the Funds’ reporting period has not yet been received from third parties. The Registrant’s Form N-PX with a complete proxy voting record will be completed and filed with the Securities and Exchange Commission as soon as practicable.

Rule 8b-25 under the 1940 Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish any required information, document or report at the time it is required to be filed. Because of the facts and circumstances described above, it is impractical for the Registrant to furnish its Form N-PX with a complete proxy voting record by September 2, 2025. Further, the Registrant strongly believes that the requested relief is consistent with the policies and purposes of the 1940 Act as well as the protection of investors.

PART II

OTHER INFORMATION

(1) Name and telephone number of person to contact with respect to this notification:

Timothy J. Clemens

J.P. Morgan Asset Management

277 Park Avenue

New York, New York 10172

(608) 284-2226

SIGNATURES

The Registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

JPMORGAN TRUST IV

By:	/s/ Matthew J. Kamburowski
Matthew J. Kamburowski
President and Principal Executive Officer

Date: September 2, 2025